March 30, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton
Claire Erlanger
Jennifer Angelini
Geoffrey Kruczek

Re:	Comment Letter dated February 23, 2023
JBS B.V.
Amendment No. 3 to Draft Registration Statement on Form F-4
Submitted February 16, 2023
CIK No. 001791942

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated February 23, 2023 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Draft Registration Statement on Form F-4 submitted to the Commission for confidential review on February 16, 2023 (the “Draft Registration Statement” and, as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 4 to the Draft Registration Statement (“Amendment No. 4”). Amendment No. 4 includes revised disclosure in response to the Staff’s comment, as noted herein, and other changes to reflect updates and developments in the Company and the structure of the transaction. In addition, Amendment No. 4 replaces JBS S.A.’s audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021 included in prior drafts of the Registration Statement, which were presented in Brazilian reais, with a new set of audited consolidated financial statements as of December 31, 2022 and 2021 and January 1, 2021 and for each of the years in the three-year period ended December 31, 2022 presented in U.S. dollars. Although the Brazilian real remains JBS S.A.’s functional currency, JBS S.A. has elected to change its presentation currency from the Brazilian real to the U.S. dollar effective January 1, 2022 (which has been retrospectively applied to all periods presented) to facilitate a more direct comparison to its competitors. Related financial disclosures in Amendment No. 4 have also been amended to reflect the change in JBS S.A.’s presentation currency.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comment included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comment) correspond to the page numbers and captions in Amendment No. 4. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

Amendment No. 3 to Draft Registration Statement

Management

Compensation of Executive Officers and Directors, page 150

1.	Please update your disclosure to include JBS S.A.’s executive compensation for its most recently completed fiscal year. See Item 6.B. of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107 of Amendment No. 4 in response.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer
JBS B.V.

Donald E. Baker, Esq.
John R. Vetterli, Esq.
Karen Katri, Esq.
White & Case LLP

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